FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[  X  ]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
          ACT OF 1934

For the year ended  December 31, 1998


[     ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the transition period from  ___________to___________

                 Commission file number                  0-3041

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             JUSTIN INDUSTRIES, INC.
                              2821 West 7th Street
                             Fort Worth, Texas 76107


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                                      (Name of Plan)



                               /S/ RICHARD J. SAVITZ
                               Richard J. Savitz
                               Chief Financial Officer


June 28, 1999

===============================================================================

ERNST & YOUNG LLP
REPORT OF INDEPENDENT AUDITORS


Plan Participants
Justin Industries, Inc.
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Justin Industries, Inc. Employee Stock Ownership Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in our audits for the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                               /S/ ERNST & YOUNG LLP


Fort Worth, Texas
May 28, 1999

===============================================================================

                           JUSTIN INDUSTRIES, INC. EMPLOYEE
                                STOCK OWNERSHIP PLAN

                    Statements of Net Assets Available for Benefits
                                                                  December 31,
                                                         ------------------------------
                                                              1998             1997
                                                         -------------    -------------
Assets:
  Cash and cash investments                               $          -     $         55
  Investments, at fair value:
    Common stock of Justin Industries, Inc.
      ($22,059,049 cost and 2,889,607 shares in 1998,
      $20,292,656 cost and 2,856,371 shares in 1997)        37,926,089       38,918,050
    Mutual funds:
      Merrill Lynch Growth Fund                              2,963,736        3,190,269
      Merrill Lynch Global Allocation Fund                   1,498,279        1,314,820
      Merrill Lynch Capital Fund                             1,456,792          932,074
    Money market funds:
      Merrill Lynch Retirement Preservation Trust              864,843          702,590
                                                         -------------    -------------
         Total investments                                  44,709,739       45,057,803
                                                         -------------    -------------
  Participants' contributions receivable                       311,522          246,407
  Company contribution receivable                              672,847        1,157,926
  Dividends and interest receivable                            151,972          147,801
                                                         -------------    -------------
           Total assets                                     45,846,080       46,609,992
Liabilities:
  Participants' contributions refundable                             -          129,808
Net assets available for benefits                         $ 45,846,080     $ 46,480,184
                                                         =============    =============

               Statements of Changes in Net Assets Available for Benefits
                                                             Year Ended December 31,
                                                         ------------------------------
                                                              1998             1997
                                                         -------------    -------------
Investment income:
  Dividends and interest                                  $    927,697     $  1,035,552
  Net appreciation (depreciation) in fair value
    of investments                                          (2,523,001)       6,232,920
                                                         -------------    -------------
           Total investment income                          (1,595,304)       7,268,472
Contributions:
  Participants                                               3,219,318        3,274,853
  Company                                                    1,235,504        1,157,926
                                                         -------------    -------------
           Total contributions                               4,454,822        4,432,779
Participants' withdrawals                                   (3,493,622)      (3,179,675)
                                                         -------------    -------------
                                                              (634,104)       8,521,576
Net assets available for benefits at beginning
  of year                                                   46,480,184       37,958,608
                                                         -------------    -------------
Net assets available for benefits at end of year          $ 45,846,080     $ 46,480,184
                                                         =============     ============

                               See accompanying notes


===============================================================================

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                                December 31, 1998


1. DESCRIPTION OF PLAN

The following description of the Justin Industries, Inc. (the Company) Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

a. General. All employees (except those employees covered under collective bargaining agreements that do not provide for plan participation) of participating employers are eligible to participate in the Plan beginning on January l or July l after each employee has completed one year of service
   and reached the age of twenty-one.   The Plan is subject to the provisions
   of the Employee Retirement Income Security Act of 1974 (ERISA).

b. Contributions.  The Plan is primarily funded by two types of contributions:

     Employee voluntary pre-tax contributions through salary deferrals, limited to 15 percent of each employee's eligible earnings, but not more than the maximum allowed by law. Employee contributions are subject to Internal Revenue Code limitations. The maximum contribution allowed by the company was $8,000 in 1998 and $9,500 in 1997.

     Company matching contributions are equal to a percentage of each employee's voluntary pre-tax contributions up to 5 percent of the employee's eligible earnings. The Board of Directors annually determines the matching percentage. In 1998 and 1997, all employees' contributions were matched at 50 percent up to $8,000 and $7,500, respectively.

   Any employee of the Company may rollover into the Plan distributions made from a previous employer's qualified retirement plan.

c. Participants' Accounts. Each participant's account is credited with the employee's contribution and an allocation of the Company's contribution and investment earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. Vesting. Participants have a fully vested, nonforfeitable right to employee contributions. Company matching contributions are fully vested and nonforfeitable once allocated.

e. Investment Options. Employee contributions prior to September 1, 1994 and all Company matching contributions are invested in Company common stock. Subsequent to September 1, 1994, participants direct investments from employee contributions among a combination of Company common stock and investment funds as listed in footnote six.

f. Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at normal retirement (age 65), early retirement (age 55), when a participant dies, becomes disabled or a break in service occurs. Distributions upon withdrawal are made in accordance with the Plan document. The Plan document does not allow participant loans.

===============================================================================

2. SUMMARY OF ACCOUNTING POLICIES

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Gains and losses on the sale of investments are accounted for on an average cost basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions by participants and participating employers are accounted for on the accrual basis once determined. Benefit payments are recorded when paid.

3. TAX STATUS OF PLAN

The Plan has received a determination letter from the Internal Revenue Service dated October 26, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

4. PARTICIPANTS' CONTRIBUTIONS REFUNDABLE

As a result of non-discrimination testing on 1998 and 1997 contributions, certain "highly compensated" employees received refunds in 1998 of excess 1997 contributions. No refunds of 1998 contributions are required. Such amounts have been accrued in the accompanying financial statements for 1997 as a liability of the Plan as of the end of the Plan year.

5. ADMINISTRATIVE EXPENSES

All expenses of Plan administration may be paid out of Plan assets unless paid by the Company at its discretion. In 1998 and 1997, the Company elected to pay directly all administrative expenses of the Plan with the exception of brokerage commissions and transfer taxes on stock purchases, which are included in the cost of the stock purchased.

===============================================================================

6. INVESTMENT ACTIVITY

Net assets available for benefits at the end of 1998 and 1997 and changes in net assets available for benefits for the years ended December 31, 1998 and 1997 by funds (fund information) are as follows:

                                                         1998
---------------------------------------------------------------------------------------------------------------------------
                                                                                           Non-
                                                                                       Participant
                                           Participant Directed                          Directed
                     -------------------------------------------------------------------------------
                                    Merrill                 Merrill
                                     Lynch       Merrill     Lynch          Justin        Justin
                        Merrill      Global       Lynch    Retirement     Industries,   Industries,
                         Lynch     Allocation    Capital  Preservation       Inc.          Inc.
                      Growth Fund     Fund        Fund       Trust       Common Stock  Common Stock    Other       Total
                     ------------------------------------------------------------------------------------------------------
Dividends and
  interest income    $   56,290   $  170,596  $   80,062  $  45,307    $  112,274     $   459,352  $    3,816  $   927,697
Net appreciation/
  (depreciation) in
  fair value of
  investments          (873,254)    (158,190)     (4,440)         -        52,199      (1,539,316)          -   (2,523,001)
Contributions:
  Participants'         856,510      315,333     246,532    151,050     1,427,883          25,750     196,260    3,219,318
  Company                     -            -           -          -             -       1,720,583    (485,079)   1,235,504
Participants'
  withdrawals          (254,138)    (156,440)    (85,355)   (78,569)     (789,984)     (2,128,099)     (1,037)  (3,493,622)
Interfund transfers     (11,941)      12,160     287,919     44,465        85,724        (418,327)           -            -
                     ------------------------------------------------------------------------------------------------------
                       (226,533)     183,459     524,718    162,253       888,096      (1,880,057)   (286,040)    (634,104)
Net assets available
  for benefits at
  beginning of year   3,190,269    1,314,820     932,074    702,590     7,434,867      31,483,183   1,422,381   46,480,184
                     ------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at
  end of year        $2,963,736   $1,498,279  $1,456,792  $ 864,843    $8,322,963     $29,603,126  $1,136,341  $45,846,080
                     ======================================================================================================

                                                         1997
---------------------------------------------------------------------------------------------------------------------------
                                                                                           Non-
                                                                                       Participant
                                           Participant Directed                          Directed
                     -------------------------------------------------------------------------------
                                    Merrill                 Merrill
                                     Lynch       Merrill     Lynch          Justin        Justin
                        Merrill      Global       Lynch    Retirement     Industries,   Industries,
                         Lynch     Allocation    Capital  Preservation       Inc.          Inc.
                      Growth Fund     Fund        Fund       Trust       Common Stock  Common Stock    Other       Total
                     ------------------------------------------------------------------------------------------------------
Dividends and
  interest income    $  244,999   $  167,202  $   71,714  $  37,046    $   82,815     $   401,599  $   30,177  $ 1,035,552
Net appreciation/
  (depreciation) in
  fair value of
  investments           190,833      (49,899)     70,855          -     1,037,245       4,983,886           -    6,232,920
Contributions:
  Participants'         845,898      391,196     244,813    151,505     1,534,294           9,278      97,869    3,274,853
  Company                     -            -           -          -             -       1,180,772     (22,846)   1,157,926
Participants'
  withdrawals          (355,733)    (139,907)   (147,677)   (62,235)     (622,457)     (1,851,762)         96   (3,179,675)
Interfund transfers     146,164      (35,306)     67,418    144,279      (249,253)        (73,302)          -            -
                     ------------------------------------------------------------------------------------------------------
                      1,072,161      333,286     307,123    270,595     1,782,644       4,650,471     105,296    8,521,576
Net assets available
  for benefits at
  beginning of year   2,118,108      981,534     624,951    431,995     5,652,223      26,832,712   1,317,085   37,958,608
                     ------------------------------------------------------------------------------------------------------
Net assets available
  for benefits at
  end of year        $3,190,269   $1,314,820  $  932,074  $ 702,590    $7,434,867     $31,483,183  $1,422,381  $46,480,184
                     ======================================================================================================

===============================================================================

The Plan's investment activity for each of the two years ended December 31 (including investments bought and sold, as well as held during the year) appreciated in fair value as shown below.

                                             Year Ended December 31,
                                           ---------------------------
                                               1998           1997
                                           ------------   ------------
Realized gain on sales of investments:
   Proceeds from sales of investments       $ 4,651,496    $ 4,833,611
   Cost of investments                        3,380,981      3,841,343
                                           ------------   ------------
     Realized gain                          $ 1,270,515    $   992,268
                                           ============   ============
Unrealized appreciation on investments:
  Unrealized appreciation at beginning
    of year                                 $19,036,385    $13,795,733
  Net unrealized appreciation
    (depreciation) during the year           (3,793,516)     5,240,652
                                           ------------   ------------
 Unrealized appreciation at end of year     $15,242,869    $19,036,385
                                           ============   ============

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Department of Labor (DOL) requires realized and unrealized gains (losses) to be calculated in a different manner than required by generally accepted accounting principles. Realized and unrealized gains (losses) using the DOL's method for 1998 amounted to ($1,774) and $2,524,783, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                             Year Ended December 31,
                                           ---------------------------
                                               1998           1997
                                           ------------   ------------
Net assets available for benefits
  per the financial statements              $45,846,080    $46,480,184
Amounts allocated to withdrawing
  participants                                 (691,698)      (925,535)
                                           ------------   ------------
Net assets available for benefits
  per the Form 5500                         $45,154,382    $45,554,649
                                           ============   ============

                                                   Year Ended
                                                  December 31,
                                                      1998
                                                 --------------
Participants' withdrawals per the
  financial statements                            $  3,493,622
Add amounts allocated to withdrawing
  participants at December 31, 1998                    691,698
Less amounts allocated to withdrawing
  particpants at December 31, 1997                    (925,535)
                                                 --------------
Participants' withdrawals per the
  Form 5500                                       $  3,259,785
                                                 ==============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

===============================================================================

9. YEAR 2000 ISSUE (UNAUDITED)

The Company determined that it was necessary to take certain steps in order to ensure that the Plan's information systems were prepared to handle year 2000 dates. The Company took a two phase approach. The first phase addressed internal systems that had to be modified or replaced to function properly. Both internal and external resources were utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company is complete with this phase of the project. Costs associated with modifying software and equipment were not significant and were paid by the Company.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they are year 2000 compliant. If modication of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems are year 2000 ready.

===============================================================================

                   JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                          EIN: 75-0102185       Plan Number: 014

                  Line 27a-Schedule of Assets Held for Investment Purposes
                                   December 31, 1998

                               (c) Description of investment including
                                   including maturity date, rate of interest,                 (e) Current
(a)  (b) Issuer                    collateral, par, or maturity value           (d) Cost          Value
----------------------------------------------------------------------------------------------------------

     Merrill Lynch             Growth Fund for Investment and Retirement        $ 3,462,056   $ 2,963,736

     Merrill Lynch             Global Allocation Fund, Inc.                       1,688,657     1,498,279

     Merrill Lynch             Capital Fund, Inc.                                 1,392,260     1,456,792

     Merrill Lynch             Retirement Preservation Trust                        864,843       864,843

 *   Justin Industries, Inc.   Common Stock                                      22,059,049    37,926,089
                                                                               ---------------------------
                                                                                $29,466,865   $44,709,739
                                                                               ===========================
* - Indicates party-in-interest to the Plan.


===============================================================================

                   JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                           EIN: 75-0102185     Plan Number: 014

                      Line 27d - Schedule of Reportable Transactions
                             Year Ended December 31, 1998
(a) and (b) Identity of Party           (c) Purchase   (d) Selling    (h) Cost of   (i) Net Gain
Involved and Description of Assets          Price (1)      Price (1)      Asset         or (Loss)
--------------------------------------------------------------------------------------------------
Category (iii) - series of transactions in excess of 5% of plan assets:

Justin Industries, Inc. Common Stock     $ 3,783,058    $        -     $3,783,058    $         -

Justin Industries, Inc. Common Stock     $         -    $2,656,307     $1,663,160    $   993,147

(1) - Also represents current value of assets on transaction date.

Note:  All transactions were made on the market.  There were no category (i), (ii), or (iv)
       reportable transactions during 1998.

There were no columns (e) or (f) activities.


===============================================================================

                   JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                           EIN: 75-0102185     Plan Number: 014

                      Line 27f - Schedule of Nonexempt Transactions
                              Year Ended December 31, 1998


                                                                    (c) Description of Transactions
                                                                        Including Maturity Date, Rate
                                (b) Relationship to Plan, Employer      of Interest, Collateral, Par or
(a) Identity of Party Involved      or Other Party-in-Interest          Maturity value
---------------------------------------------------------------------------------------------------------
Justin Industries, Inc.         Employer/Plan Sponsor               Contributions of $146,646 for
                                                                    the January payroll were
                                                                    deposited on February 26, 1998.

Justin Industries, Inc.         Employer/Plan Sponsor               Contributions of $161,336 for
                                                                    the February payroll were
                                                                    deposited on March 30, 1998.

Justin Industries, Inc.         Employer/Plan Sponsor               Contributions of $115,183 for
                                                                    the March payroll were
                                                                    deposited on April 28, 1998.

Justin Industries, Inc.         Employer/Plan Sponsor               Contributions of $111,462 for
                                                                    the May payroll were
                                                                    deposited on June 23, 1998.

Justin Industries, Inc.         Employer/Plan Sponsor               Contributions of $105,370 for
                                                                    the June payroll were
                                                                    deposited on July 24, 1998.

Justin Industries, Inc.         Employer/Plan Sponsor               In addition, contributions of
                                                                    $150,645 for the December payroll
                                                                    were deposited on January 28, 1999.

Columns (d) through (j) are not applicable.

===============================================================================